UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               Galileo Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    363544107
                                    ---------
                                 (CUSIP Number)

                           Andlinger Capital XIII LLC
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3552
   ----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 31, 1999
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gerhard R. Andlinger
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]  (b) [x]

--------------------------------------------------------------------------------
 3)      SEC USE ONLY


-------------------------------------------------------------------------------
 4)      SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
 6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
   Number of Shares        7)     SOLE VOTING POWER
Beneficially owned by
each reporting person             171,465
         with
                        --------------------------------------------------------
                           8)     SHARED VOTING POWER
                                  4,100,000 shares
                        --------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                  171,465
                        --------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                  4,100,000 shares
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,271,465 shares
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andlinger Capital XIII LLC
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]  (b) [x]

--------------------------------------------------------------------------------
 3)      SEC USE ONLY

-------------------------------------------------------------------------------
 4)      SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
 6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
   Number of Shares        7)     SOLE VOTING POWER
Beneficially owned by
each reporting person             0
         with
                        --------------------------------------------------------
                           8)     SHARED VOTING POWER
                                  4,000,000 shares
                        --------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                  0
                        --------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                  4,000,000 shares
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,000,000 shares
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen A. Magida
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]  (b) [x]

--------------------------------------------------------------------------------
 3)      SEC USE ONLY

-------------------------------------------------------------------------------
 4)      SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
 6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
   Number of Shares        7)     SOLE VOTING POWER
Beneficially owned by
each reporting person             28,000
         with
                        --------------------------------------------------------
                           8)     SHARED VOTING POWER
                                  4,000,000 shares
                        --------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                  28,000
                        --------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                  4,000,000 shares
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,028,000 shares
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles E. Ball
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]  (b) [x]

--------------------------------------------------------------------------------
 3)      SEC USE ONLY


-------------------------------------------------------------------------------
 4)      SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
 6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
   Number of Shares        7)     SOLE VOTING POWER
Beneficially owned by
each reporting person             0
         with
                        --------------------------------------------------------
                           8)     SHARED VOTING POWER
                                  See item 5
                        --------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                  0
                        --------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                  See item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See item 5
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
 1)      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John P. Kehoe
--------------------------------------------------------------------------------
 2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]  (b) [x]

--------------------------------------------------------------------------------
 3)      SEC USE ONLY

-------------------------------------------------------------------------------
 4)      SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
 5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
 6)      CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
   Number of Shares        7)     SOLE VOTING POWER
Beneficially owned by
each reporting person             0
         with
                        --------------------------------------------------------
                           8)     SHARED VOTING POWER
                                  See item 5
                        --------------------------------------------------------
                           9)     SOLE DISPOSITIVE POWER
                                  0
                        --------------------------------------------------------
                          10)     SHARED DISPOSITIVE POWER
                                  See item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         See item 5
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See item 5
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 31, 1998 (the "Original 13D") on behalf of Andlinger Capital XIII LLC ("Andlinger Capital"), Gerhard R. Andlinger, Stephen
A. Magida, Charles E. Ball and John P. Kehoe. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or other Consideration

         Since the Original 13D, Gerhard R. Andlinger used personal funds to make open market purchases of an aggregate of 171,465 shares of Common Stock on the dates and at the respective price per share set forth on Exhibit VIII to this Amendment. Further, on or about August 31, 1999, the Issuer and ANC
Management Corp. ("ANC"), entered into a Non-Qualified Stock Option Agreement (the "Option Agreement") providing ANC the right under certain conditions to purchase up to 100,000 shares of Common Stock, at an exercise price of $11.4375 per share (the "Options"). Mr. Andlinger may be deemed a controlling person of ANC. In addition, Mr. Magida, as trustee under certain trusts for the benefit of members of Mr. Andlinger's family, used funds of each of the respective trusts or loans from Mr. Andlinger to such trusts to make open market purchases of an aggregate of 17,000 shares of Common Stock on the dates and at the respective price per share set forth on Exhibit IX to this Amendment. Further, on or about September 20, 1999, Andlinger Capital used funds advanced by Mr. Andlinger to exercise Warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $1.50 per share (the "Warrant Exercise").

ITEM 4.  PURPOSE OF TRANSACTION

         At this time, the Reporting Persons have no present intention of acquiring additional shares of the Issuer, although each Reporting Person reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. The Reporting Persons, individually or as a group, have no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
Schedule 13D. Certain of the Reporting Persons are directors and/or officers of the Issuer, and may in the exercise of their duties as officers and/or directors of the Issuer, from time to time, consider one or more of such transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended June 30, 1999, there are issued and outstanding 10,210,034 shares of Common Stock (not including the 1,000,000 shares of Common Stock issued or issuable as a result of the Warrant Exercise). Mr. Andlinger may be deemed to be the beneficial owner of an aggregate amount of 4,271,465 shares of Common Stock, representing 33.8% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issued or issuable as a result of the Warrant Exercise, shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants and shares of Common Stock issuable upon exercise of the Options) as follows: (1) Mr. Andlinger, beneficially owns and has sole power to vote or direct the vote of an aggregate of 171,465 shares of Common Stock representing 1.67% of the issued and outstanding shares of Common Stock; and (2) Mr. Andlinger, as a member and majority holder of the voting units of Andlinger Capital, and as a controlling person of ANC beneficially owns and has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of an aggregate of 4,100,000 shares of Common Stock representing 33.3% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issued or issuable as a result of the Warrant Exercise, shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants and shares of Common Stock issuable upon exercise of the Options) of which (a) 1,000,000 shares are attributable to the unexercised portion of the Warrants; and (b) 100,000 shares are attributable to the Options.

         Pursuant to the Option Agreement, the Options shall vest as to 25,000 shares of Common Stock, each on August 31, 1999, June 30, 2000, June 30, 2001 and June 30, 2002, provided that on such vesting date the Management Advisory and Consulting Agreement (the "Management Agreement") dated as of August 31, 1999 between ANC and the Issuer is still in effect. The Options will be exercisable from their vesting until the earliest of (i) June 30, 2009, (ii) upon the effective date of termination of the Management Agreement in the event such agreement is terminated by the Issuer for "cause", (iii) within 30 days after termination of the Management Agreement for any other reason, (iv) on the effective date of a transaction that results in a change of control in the Issuer (as more fully described in the Option Agreement) or (v) the date all the Options are purchased pursuant to the Option Agreement.

         Andlinger Capital may be deemed to be the beneficial owner of an aggregate amount of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants), representing 32.7% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issued or issuable as a result of the Warrant Exercise and shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).

          Mr. Magida may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of an aggregate of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) and which, together with the 28,000 shares held by Mr. Magida as trustee of the trusts referred to in Item 5 of the Original 13D represent 32.9% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issued or issuable as a result of the Warrant Exercise and shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).

          Mr. Ball by virtue of his relationships with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) representing 32.7% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage shares of Common Stock issued or issuable as a result of the Warrant Exercise and shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).

          Mr. Kehoe by virtue of his relationship with the other Reporting Persons and as a member of Andlinger Capital may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 4,000,000 shares of Common Stock (of which 1,000,000 shares are attributable to the unexercised portion of the Warrants) representing 32.7% of the issued and outstanding shares of Common Stock (including as outstanding for determining such percentage, shares of Common Stock issued or issuable as a result of the Warrant Exercise and shares of Common Stock issuable upon exercise of the unexercised portion of the Warrants).



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT VI Non-Qualified Stock Option Agreement dated as of August 31, 1999 between Galileo Corporation and ANC Management Corp.

         EXHIBIT VII Management Advisory and Consulting Agreement dated as of August 31, 1999 between Galileo Corporation and ANC Management Corp.

         EXHIBIT VIII      Open Market Purchases of Gerhard R. Andlinger

         EXHIBIT IX        Open Market Purchases of Certain Trusts

         EXHIBIT X Joint Filing Agreement dated as of October 06, 1999 among Andlinger Capital XIII LLC, Gerhard R. Andlinger, Stephen A. Magida, Charles E. Ball and John P. Kehoe.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date:  10/06/99                              ANDLINGER CAPITAL XIII LLC

                                             By: /s/ Stephen A. Magida
                                             -----------------------
                                             Name:  Stephen A. Magida
                                             Title: Manager


                                             /s/ Gerhard R. Andlinger
                                             -----------------------
                                             Gerhard R. Andlinger


                                             /s/ Stephen A. Magida
                                             -----------------------
                                             Stephen A. Magida


                                             /s/ Charles E. Ball
                                             -----------------------
                                             Charles E. Ball


                                             /s/ John P. Kehoe
                                             -----------------------
                                             John P. Kehoe